UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)
New Valley Corporation
(Name of Subject Company)
Vector Group Ltd
VGR Holding Inc.
(Name of Filing Persons – Offerors)
Common Share, par value $0.01 per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)
Joselynn D. Van Siclen
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735

Calculation of Filing Fee

Transaction value*	Amount of filing fee
$88,570,931	$10,425

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $9.21, the market price of the common shares of New Valley Corporation computed in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the average of the high and low sales prices of New Valley Corporation’s common shares as quoted on The Nasdaq Stock Market on November 11, 2005 and (ii) 9,616,822, the maximum number of common shares to be acquired pursuant to the offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,425.	Filing Party:	Vector Group Ltd.
Form or Registration No.:	Form S-4.	Date Filed:	October 20, 2005.
	Schedule TO.		November 16, 2005.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Vector Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 649080-50-4

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 8 to the Tender Offer Statement on Schedule TO and combined Amendment No. 26 to the joint statement on Schedule 13D (together with the Initial Schedule TO (as defined below), as previously amended and as amended hereby, the “Schedule TO”), is filed by Vector Group Ltd., a Delaware corporation (“Vector”), its wholly owned subsidiary, VGR Holding Inc., a Delaware corporation (“VGR”), and, with respect to the Schedule 13D, Bennett S. LeBow (together with Vector and VGR, the “Reporting Persons”). The Schedule TO amends and supplements (1) the Tender Offer Statement on Schedule TO filed on October 20, 2005 (the “Initial Schedule TO”) and (2) the Reporting Persons’ Statement on Schedule 13D, as amended, and relates to the current offer by VGR to exchange shares of Vector common stock for each outstanding common share of New Valley Corporation, on the terms and conditions contained in Vector’s prospectus dated October 20, 2005, as amended, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1), as amended, and (a)(2) to the Initial Schedule TO (which, with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 to 11.
     The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO.
     On November 16, 2005, Vector announced that it was increasing its offer to the stockholders of New Valley Corporation (“New Valley”) to acquire all of the outstanding common shares of New Valley that Vector does not already own and that several large stockholders of New Valley have endorsed the terms of the increased exchange offer by entering into agreements with Vector, copies of which are attached to this Schedule TO as Exhibits (a)(17) through (a)(22) and (a)(24). Under these agreements, each holder has agreed to tender all of its common shares of New Valley into Vector’s increased offer. The New Valley common shares subject to these agreements represent 26.9% of New Valley’s outstanding common shares.
     Also on November 16, 2005 and subsequent to Vector’s announcement, another large stockholder of New Valley endorsed the terms of Vector’s increased exchange offer by entering into an agreement with Vector, a copy of which is attached to this Schedule TO as Exhibit (a)(23). The New Valley common shares subject to this agreement represent approximately 1.4% of New Valley’s outstanding common shares.
     Collectively, the shares subject to these agreements, when aggregated with the approximately 57.7% of New Valley’s common stock currently owned by Vector, account for approximately 86% of New Valley’s outstanding common stock that is committed to the transaction.

Item 12. Exhibits.

(a)(17)	Agreement to Tender dated November 16, 2005 between Vector and Jeff Altman (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(18)	Agreement to Tender dated November 16, 2005 between Vector and Canyon Capital Advisors LLC (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(19)
Agreement to Tender dated November 16, 2005 between Vector, Diamond A Partners, L.P. and Diamond A Investors, L.P. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(20)	Agreement to Tender dated November 16, 2005 between Vector and Little Meadow Corp. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(21)	Agreement to Tender dated November 16, 2005 between Vector and Steel Partners II LP. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(22)	Agreement to Tender dated November 16, 2005 between Vector and Tortoise Corp. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(23)	Agreement to Tender dated November 16, 2005 between Vector and Robert D. Evans (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(24)	Agreement to Tender dated November 16, 2005 between Vector and Howard M. Lorber.
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

BENNETT S. LEBOW
By:	Vector Group Ltd.

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Dated: November 17, 2005

EXHIBIT INDEX

(a)(17)	Agreement to Tender dated November 16, 2005 between Vector and Jeff Altman (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(18)	Agreement to Tender dated November 16, 2005 between Vector and Canyon Capital Advisors LLC (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(19)
Agreement to Tender dated November 16, 2005 between Vector, Diamond A Partners, L.P. and Diamond A Investors, L.P. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(20)	Agreement to Tender dated November 16, 2005 between Vector and Little Meadow Corp. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(21)	Agreement to Tender dated November 16, 2005 between Vector and Steel Partners II LP. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(22)	Agreement to Tender dated November 16, 2005 between Vector and Tortoise Corp. (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(23)	Agreement to Tender dated November 16, 2005 between Vector and Robert D. Evans (incorporated by reference to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).

(a)(24)	Agreement to Tender dated November 16, 2005 between Vector and Howard M. Lorber.